Consent of John Chen
Mine Technical Services Manager
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 and of the description of the report titled "Jinfeng Gold Mine, Guizhou Province China" dated October 10, 2007 (the "Technical Report") and the description of all mineral reserves of Jinfeng underground, White Mountain and Eastern Dragon and of extracts from or a summary of the Technical Report and of certain mineral reserve estimates and other information pertaining to these projects and to the use of my name in this annual report as a named expert for the abovementioned mineral reserves calculated as of December 31, 2008.

Dated as of the 31st day of March 2010

Chen Jingzhong

John Chen (Ph.D., MAusIMM)